      As filed with the Securities and Exchange Commission on June 30, 1997
                        Registration No. 33-66190

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    --------

                        Post Effective Amendment No. 2 on
                                    Form S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                          MAGNUM HUNTER RESOURCES, INC.
             (Exact name of registrant as specified in its charter)

Nevada                                   1311                        87-0462881
(State or jurisdiction          (Primary Standard Industrial    (I.R.S. Employer
incorporation or organization)   Classification Code Number) Identification No.)

600 East Las Colinas Blvd., Suite 1200, Irving, Texas 75039,  (972) 401-0752
          (Address and telephone number of principal executive offices)

                           Morgan F. Johnston, Esq.,
600 East Las Colinas Blvd., Suite 1200,Irving,   Texas  75039,(972)  401-0752
 (Name,address and telephone number, including area code, of agent for service)

                                  ------------

         Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than in connection with dividend or interest reinvestment plans, check the following box. [ X ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                  ------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                Page number 1 of 45 pages numbered sequentially.
                   The Exhibit Index may be found on Page 33.

                          MAGNUM HUNTER RESOURCES, INC.

                                 854,176 SHARES

                    Common Stock, par value $.002 per share,
                        underlying Common Stock Purchase
Warrants

         On November 12, 1993, Magnum Hunter Resources, Inc., a Nevada corporation (the "Company") offered and sold Series C Preferred Stock and Common Stock Purchase Warrants (the "Warrants") in units. Each unit consisted of one
(1) share of Series C Preferred Stock and three (3) Warrants. 517,500 units were sold to the public at a price of $10.00 per unit. In addition, 45,000 units were purchased by the underwriter(s) for such offering. Each Warrant entitles the holder thereof to purchase one share of Common Stock, $.002 par value per share (the "Common Stock").

         As of the date of this Prospectus, 833,324 shares of Common Stock of the Company have already been issued upon exercise of the Warrants and an additional 854,176 shares of its Common Stock are issuable upon the exercise of the remaining outstanding Warrants. Pursuant to its outstanding Warrant Agreement, the expiration date of the Warrants is November 12, 1998 (the "Expiration Date"), unless earlier redeemed. Any outstanding Warrants which shall not have been exercised on or before 5:00 p.m. Dallas, Texas time on November 12, 1998 will expire. After such time none of the Warrants will remain outstanding. Warrants may be exercised prior to the Expiration Date at an exercise price of $5.50 (the "Exercise Price") to purchase one share of Common Stock, unless adjusted for certain events.

         In order to exercise a Warrant, the holder must tender to Securities Transfer Corporation (the "Warrant Agent") at its corporate office, 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248 (i) its Common Stock Purchase Warrant Certificate(s) with the Subscription Form thereon duly executed and the signature guaranteed by an eligible institution, and (ii) payment in cash or by certified or official bank check made payable to the Company for the Exercise Price for each Warrant.

         The Exercise Price and other terms of the Warrants were determined by negotiation between the Company and the underwriters for the Company's public equity offering at the time of the Company's 1993 initial public offering and bears no relationship to assets, book value, results of operations, net worth or any other recognized criteria of value. The Company has the right to redeem the Warrants upon 30 days notice at any time at a redemption price of $.02 per Warrant (the "Redemption Price").

         The Warrants are fully transferable, and are traded on the American Stock Exchange ("AMEX") under the symbol "MHR.WS". The Common Stock is traded on the AMEX under the symbol "MHR". On June 27, 1997, the closing prices of the Common Stock and Warrants were $6.0625 and $1.25, respectively.

         See "Risk Factors" on page 4 for a discussion of certain risk factors which should be considered in connection with an investment in the Company.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  The date of this Prospectus is July __, 1997

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the regional offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such information can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, the Commission maintains a web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's web site is http://www.sec.gov. The Company's Common Stock is listed on the American Stock Exchange and copies of reports, proxy statements and other information concerning the Company also can be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006-1881.

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in such Registration Statement. For further information with respect to the Company and the Common Stock being offered, reference is hereby made to the Registration Statement and to the exhibits thereto.

         The Company, a corporation organized under the laws of Nevada, has its principal executive offices located at 600 East Las Colinas Blvd., Suite 1200, Irving, Texas 75039; its telephone number is (972) 401-0752.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents and information heretofore filed with the Commission by the Company are hereby incorporated by reference into this
Prospectus:

1. The Company's Annual Report on Form 10-KSB for the year ended December 31, 1996 , as amended by Form 10-KSB/A filed on June 27, 1997;

2. An amendment to the Company's Quarterly Report on Form 10-QSB/A for the quarter ended September 30, 1996, filed on March 18, 1997;

3. The Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997, as amended by Form 10-QSB/A filed on May 21, 1997; and

4. The Company's Current Reports on Form 8-K dated June 28, 1996 (as amended by Forms 8K/A filed on August 13, 1996 and August 16, 1996), December 23, 1996, January 20, 1997 (as amended by Form 8-K/A filed on February 5, 1997), February 28, 1997, April 30, 1997, May 20, 1997 and
     May 30, 1997.

5. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed pursuant to Section 12(b) of the Exchange Act, dated March 6, 1996.

         Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock under this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be made a part hereof from the date of filing of such document, except as to any portion of any future Annual or Quarterly Report to Stockholders which is not deemed to be filed under said provisions. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any and all of the documents incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to the Company, 600 East Las Colinas Blvd., Suite 1200, Irving, Texas 75039, Attention: Morgan F. Johnston, Vice President, General Counsel and Secretary. Telephone requests may be directed to Mr. Johnston at (972) 401-0752.

                                  THE OFFERING


Securities Offered....................... 854,176 shares of Common Stock issuable upon exercise of the
                                          Warrants and will no longer be exercisable after November 12,
                                          1998, unless earlier called for redemption.
Common Stock outstanding prior to
this offering (1) . . . . . . . . . . . . 13,608,098 shares of Common Stock.
Common Stock outstanding after
exercise of currently outstanding
Warrants (2) . . . . . . . . . . . . . . .14,462,274 shares of Common Stock
Use of Proceeds . . . . . . . . . . . . . The net proceeds from the Offering will be used to reduce indebtedness under the New Credit Facility (as defined) by approximately $4.7 million. See "Use of Proceeds."
Risk Factors . . . . . . . . . . . . . . .See."Risk Factors" for a discussion of certain factors that should be considered in evaluating an investment in the
                                          Common Stock.
Dilution . . . . . . . . . . . . . . . . .Investment in the securities offered hereby involves immediate and substantial dilution.  See "Dilution".
AMEX Symbols:
    Common Stock . . . . . . . . . . . . .MHR
     Warrants . . . . . . . . . . . . . . MHR.WS.

-----------------
(1) Calculated as of May 31, 1997 and excludes (i) 1,182,676 shares of Common Stock issuable upon exercise of various outstanding warrants;
         (ii) 1,177,527 shares of Common Stock issuable upon exercise of options held by management; and (iii) 1,702,127 shares of Common Stock issuable upon conversion of the TCW Preferred Stock.
(2) Does not include the shares listed in Note 1 above, other than the shares issuable upon exercise of the Warrants.

                                  RISK FACTORS

Information contained or incorporated by reference in this Prospectus may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may," "expect," "intend," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The following matters and certain other factors noted throughout this Prospectus constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

         Prior to making an investment decision, prospective investors should carefully consider, together with the other information contained in this Prospectus, the following risk factors:

Substantial Leverage; Ability to Service Debt

         The Company is highly leveraged, with outstanding long-term indebtedness of approximately $186.5 million and stockholders' equity of $33.6 million as of May 31, 1997. The Company's level of indebtedness has several important effects on its future operations, including (i) a substantial portion of the Company's cash flow from operations is dedicated to the payment of interest on its indebtedness and is not available for other purposes, (ii) the covenants contained in the New Credit Facility (as defined) require the Company to meet certain financial tests and limit the Company's ability to borrow additional funds or to acquire or dispose of assets, and (iii) the Company's ability to obtain additional financing in the future may be impaired.

         Although the Company reported an operating profit for fiscal 1996, at December 31, 1996 the Company had an accumulated deficit of $5.1 million due to operating losses incurred in prior years. The Company's ability to meet its financial covenants and to make scheduled payments of principal and interest to repay its indebtedness is dependent upon its operating results and its ability to obtain financing. However, there can be no assurance that the Company's business will generate sufficient cash flow from operations or that future bank credit will be available in an amount sufficient to enable the Company to service its indebtedness, or make necessary capital expenditures. In such event, the Company would be required to obtain such financing from the sale of equity securities or other debt financing. There can be no assurance that any such financing will be available on terms acceptable to the Company. Should sufficient capital not be available, the Company may not be able to continue to implement its strategy.

         The New Credit Facility limits the Company's borrowings to amounts determined by the lenders, in their sole discretion, based upon a variety of factors including the amount of indebtedness which can be adequately supported by the value of oil and natural gas reserves and assets, contracts and throughput attributable to the gas gathering systems and processing plant, and assets owned by the Company (the "Borrowing Base"). As of May 31, 1997, the
Company had approximately $13.5 million borrowing availability under the Borrowing Base of the New Credit Facility. If oil or natural gas prices decline below their current levels, the availability of funds under the New Credit Facility could be materially adversely affected.

         The New Credit Facility also requires the Company to satisfy certain financial ratios in the future. One covenant requires the Company to maintain a ratio of the Company's funded indebtedness divided by the sum of funded indebtedness plus equity (the "Debt to Capitalization Ratio") of not more than
0.86 from
the closing of the New Credit Facility until March 31, 1998, not more than 0.75 from April 1, 1998 until September 30, 1998, and not more than 0.70 thereafter. At May 31, 1997, the Company had a Debt to Capitalization Ratio of 0.846. Another covenant requires the Company to maintain a ratio of Consolidated EBITDA to Interest Expense (as defined in the New Credit Facility) of not less than
2.00 to 1 through June 30, 1998, not less than 2.50 to 1 from July 1, 1998 until December 31, 1998 and not less than 2.75 to 1 thereafter. The Company had a ratio of Consolidated EBITDA to Interest Expense of 2.22 to 1 as of May 31, 1997. The failure to satisfy these covenants or any of the other covenants in the New Credit Facility would constitute an event of default thereunder and, subject to certain grace periods, may permit the lenders to accelerate the indebtedness then outstanding under the New Credit Facility and demand immediate repayment thereof.

         The agreement relating to the Company's 1996 Series A Convertible Preferred Stock requires the Company to raise an aggregate of $15.0 million in additional equity by December 31, 1997 or the Company will be required to redeem 333,333 shares of the 1996 Series A Convertible Preferred Stock on June 30 of each of the years 2006, 2007 and 2008 for an aggregate purchase price of $10.0 million plus any accrued and unpaid dividends and interest thereon. Such a mandatory redemption obligation of the Company could have negative implications under the Company's credit arrangements and could negatively affect financial covenants under future credit facilities and affect the Company's ability to raise debt or equity capital in the future.

Volatility of Oil and Natural Gas Prices

         The Company's revenues, profitability and the carrying value of its oil and natural gas properties are substantially dependent upon prevailing prices of, and demand for, oil and natural gas and the costs of acquiring, finding, developing and producing reserves. The Company's ability to maintain or increase its borrowing capacity, to repay outstanding indebtedness under any current or future credit facility, and to obtain additional capital on attractive terms is also substantially dependent upon oil and natural gas prices. Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and natural gas are subject to wide fluctuations in response to: (i) relatively minor changes in the supply of, and demand for, oil and natural gas; (ii) market uncertainty; and (iii) a variety of additional factors, all of which are beyond the Company's control. These factors include domestic and foreign political conditions, the price and availability of domestic and imported oil and natural gas, the level of consumer and industrial demand, weather, domestic and foreign government relations, the price and availability of alternative fuels and overall economic conditions. The Company's production is predominantly weighted toward natural gas, making earnings and cash flow more sensitive to natural gas price fluctuations. For 1996, the Company has estimated that a $0.10 per Mcf change in natural gas prices would have resulted in a change of approximately $0.01 in earnings per share, and a $1.00 per Bbl change in oil prices would have resulted in a change of approximately $0.01 in earnings per share. On a pro forma basis for the Permian Basin Acquisition (as defined) for 1996, the Company has estimated that a $0.10 per Mcf change in natural gas prices would have resulted in a change of approximately $0.06 in earnings per share, and a $1.00 per Bbl change in oil prices would have resulted in a change of approximately $0.05 in earnings per share. Furthermore, the marketability of the Company's production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Volatility in oil and natural gas prices could affect the Company's ability to market its production through such systems, pipelines or facilities.

         Under full cost accounting, the Company would be required to take a non-cash charge against earnings to the extent capitalized costs of acquisition, exploration and development (net of depletion and depreciation), less deferred income taxes, exceed the SEC PV-10 of its proved reserves and the lower of cost or fair value of unproved properties after income tax effects.

Uncertainty of Estimates of Reserves and Future Net Cash Flows

         Certain documents incorporated by reference into this Prospectus contain estimates of the Company's oil and natural gas reserves and the future net cash flows from those reserves, which have been prepared or audited by certain independent petroleum consultants. There are numerous uncertainties inherent in estimating quantities of proved reserves of oil and natural gas and in projecting future rates of production and the timing of development expenditures, including many factors beyond the Company's control. The estimates in these documents are based on various assumptions, including, for example, constant oil and natural gas prices, operating expenses, capital expenditures and the availability of funds, and, therefore, are inherently imprecise indications of future net cash flows. Actual future production, cash flows, taxes, operating expenses, development expenditures and quantities of recoverable oil and natural gas reserves may vary substantially from those assumed in the estimates. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth in such documents. Additionally, the Company's reserves may be subject to downward or upward revision based upon actual production performance, results of future development and exploration, prevailing oil and natural gas prices and other factors, many of which are beyond the Company's control.

         The SEC PV-10 of proved reserves referred to in such documents should not be construed as the current market value of the estimated proved reserves of oil and natural gas attributable to the Company's properties. In accordance with applicable requirements of the Commission, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. The calculation of the SEC PV-10 of the Company's oil and natural gas reserves on a pro forma basis at December 31, 1996 is based on average prices at December 31, 1996 of $24.18 per Bbl of oil and $4.05 per Mcf of natural gas. These prices were higher than the market prices of $20.41 per Bbl of oil and $2.30 per Mcf of natural gas (with appropriate adjustments for Btu content) at March 31, 1997 and are higher than historical prices used in recent years to estimate the SEC PV-10 of the Company's reserves. These numbers compare to the Company's pro forma average product prices of $20.15 per Bbl of oil and $2.22 per Mcf of natural gas, which are based on the average of the actual prices received at the respective properties during 1996. Actual future net cash flows also will be affected by (i) the timing of both production and related expenses; (ii) changes in consumption levels and (iii) governmental regulations or taxation. In addition, the calculation of the present value of the future net cash flows using a 10% discount as required by the Commission is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company's reserves or the oil and gas industry in general. Furthermore, the Company's reserves may be subject to downward or upward revision based upon actual production, results of future development, supply and demand for oil and natural gas, prevailing oil and natural gas prices and other factors.

Finding and Acquiring Additional Reserves; Depletion

         The Company's future success depends upon its ability to find or acquire additional oil and natural gas reserves that are economically recoverable. Except to the extent the Company conducts successful exploration, exploitation or development activities or acquires properties containing proved reserves, the proved reserves of the Company will generally decline as they are produced. The decline rate varies depending upon reservoir characteristics and other factors. The Company's future oil and natural gas reserves and production, and, therefore, cash flow and income, are highly dependent upon the Company's level of success in exploiting its current reserves and acquiring or finding additional reserves. There can be no assurance that the Company's planned development projects and acquisition activities will result in significant additional reserves or that the Company will have success drilling productive wells at economic returns to replace its current and future production.

Acquisition Risks

         The Company has grown primarily through acquisitions and intends to continue acquiring proved oil and natural gas properties. Although the Company performs a review of the properties proposed to be acquired, such reviews are subject to uncertainties. It generally is not feasible to review in detail every individual property involved in an acquisition. Ordinarily, review efforts are focused on the higher-valued properties. However, even a detailed review of all properties and records may not reveal existing or potential problems; nor will it permit the Company to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections are not always performed on every well, and potential problems, such as mechanical integrity of equipment and environmental conditions that may require significant remedial expenditures, are not necessarily observable even when an inspection is undertaken.

         The Company has recently begun to focus its acquisition efforts on larger packages of oil and natural gas properties, such as the properties involved in the Panoma and Permian Basin Acquisitions. The acquisition of larger oil and gas properties may involve substantially higher costs and may pose additional issues regarding operations and management. There can be no assurance that oil and natural gas properties acquired by the Company will be successfully integrated into the Company's operations or will achieve desired profitability objectives.

Exploration and Development Risks; Waterflood Projects

         The Company intends to increase its development and exploration activities. Exploration drilling and, to a lesser extent, development drilling of oil and natural gas reserves involve a high degree of risk that no commercial production will be obtained and/or that production will be insufficient to recover drilling and completion costs. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. Furthermore, completion of a well does not assure a profit on the investment or a recovery of drilling, completion and operating costs.

         There are certain risks associated with secondary recovery operations, especially the use of waterflooding techniques, and drilling activities in general. Part of the Company's inventory of development prospects consists of waterflood projects. With respect to the Permian Basin Properties, the Company has identified significant potential expenditures related to further developing an existing waterflood. A proposed waterflood project located in West Texas is estimated to cost an aggregate of $38.1 million over a four-year period, which costs are reflected in the Company's reserve reports. While the reserve report for the Permian Basin Properties assumes approximately $6.6 million of development expenditures in 1997 to enhance this waterflood, the Company is evaluating the timing of these development expenditures relative to the Company's other capital expenditure requirements. The Company has initially budgeted approximately $5.0 million for development expenditures on the Permian Basin Properties for 1997. Waterflooding involves significant capital expenditures and uncertainty as to the total amount of secondary reserves that can be recovered. In waterflood operations, there is generally a delay between the initiation of water injection into a formation containing hydrocarbons and any increase in production that may result. The operating cost per unit of production of waterflood projects is generally higher during the initial phases of such projects due to the purchase of injection water and related costs, as well as during the later stages of the life of the project as production declines. The degree of success, if any, of any secondary recovery program depends on a large number of factors, including the porosity of the formation, the technique used and the location of injector wells.

Operating Hazards and Uninsured Risks; Production Curtailments

         The Company's oil and natural gas business involves a variety of operating risks, including, but not limited to, unexpected formations or pressures, uncontrollable flows of oil, gas, brine or well fluids into the environment (including groundwater contamination), blowouts, fires, explosions, pollution and other risks, any of which could result in personal injuries, loss of life, damage to properties and substantial losses. Although the Company carries insurance at levels which it believes are reasonable, it is not fully insured against all risks. The Company does not carry business interruption insurance. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on the financial condition and operations of the Company.

         From time to time, due primarily to contract terms, pipeline interruptions or weather conditions, the producing wells in which the Company owns an interest have been subject to production curtailments. The curtailments range from production being partially restricted to wells being completely shut-in. The duration of curtailments vary from a few days to several months. In most cases the Company is provided only limited notice as to when production will be curtailed and the duration of such curtailments. The Company is not currently experiencing any material curtailment on its production.

Marketing Risks

         For the year ended December 31, 1996, natural gas revenues comprised approximately 62% of total oil and natural gas revenues on a historical basis and approximately 58% on a pro forma basis. The types of natural gas contracts under which production is sold vary, but generally can be grouped into three categories: (i) life-of-well, (ii) long-term (one year or longer), and (iii) short-term contracts. Short-term contracts are defined as contracts which may have a primary term of less than one year, but which are cancelable at either party's discretion in 30 to 120 days. Substantially all of the Company's natural gas production is currently sold to gas marketing firms or end users either on the spot market on a month-to-month basis at prevailing spot market prices or under long-term contracts based on current spot market prices. For the year ended December 31, 1996, one gas marketing company accounted for approximately 91% of the Company's natural gas revenues. The Company does not believe that any discontinuation of its sales arrangement with such firm would be disruptive to the Company's natural gas marketing operations.

         Approximately 5% of the estimated natural gas reserves in the Permian Basin Properties are served by a single gas gathering system operated by Burlington Resources Oil and Gas Company, a Burlington affiliate. Burlington has agreed, however, that it will deliver the natural gas at a sufficient pressure to enter at least one third party gas transmission system and that it will only impose any natural gas curtailments in the same proportion as its own natural gas. The Company is not otherwise protected from increased gas gathering charges that would make it uneconomic to continue production in times of low natural gas prices.

Hedging Risks

         As of May 31, 1997, the Company had hedged approximately 16% of its oil production and 17% of its natural gas production. These hedges have in the past involved fixed price arrangements and other price arrangements at a variety of prices, floors and caps. The Company is currently evaluating the use of hedges on the oil and natural gas produced from the Permian Basin Properties. The Company has in the past and may in the future enter into oil and natural gas futures contracts, options and swaps. The Company's hedging activities, while intended to reduce the Company's sensitivity to changes in market prices of oil and natural gas, are subject to a number of risks including instances in which the Company or the counterparties to its futures contracts could fail to purchase the contracted quantities of oil or natural gas. Additionally, the fixed price sales and hedging contracts limit the benefits the Company will realize if actual prices rise above the contract prices.

Laws and Regulations

         The Company's operations are affected by extensive regulation pursuant to various federal, state and local laws and regulations relating to the exploration for and development, production, gathering and marketing of oil and natural gas. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds or other financial responsibility requirements, reports concerning operations, the spacing of wells, unitization and pooling of properties, and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity in order to conserve supplies of oil and natural gas.

         Operations of the Company are also subject to numerous environmental laws, including but not limited to, those governing management of waste, protection of water, air quality, the discharge of materials into the environment, and preservation of natural resources. Non-compliance with environmental laws and the discharge of oil, natural gas, or other materials into the air, soil or water may give rise to liabilities to the government and third parties, including civil and criminal penalties, and may require the Company to incur costs to remedy the discharge. Laws and regulations protecting the environment have become more stringent in recent years, and may in certain circumstances impose retroactive, strict, and joint and several liability rendering entities liable for environmental damage without regard to negligence or fault. From time to time the Company has agreed to indemnify sellers of producing properties from whom the Company has acquired reserves against certain liabilities for environmental claims associated with such properties. There can be no assurance that new laws or regulations, or modifications of or new interpretations of existing laws and regulations, will not increase substantially the cost of compliance or otherwise adversely affect the Company's oil and natural gas operations and financial condition or that material indemnity claims will not arise against the Company with respect to properties acquired by the Company. While the Company does not anticipate incurring material costs in connection with environmental compliance and remediation, it cannot guarantee that material costs will not be incurred.

Competition

         The Company encounters substantial competition in acquiring properties, marketing oil and natural gas, securing trained personnel and operating its properties. Many competitors have financial and other resources that substantially exceed those of the Company. The Company's competitors in acquisitions, development, exploration and production include major oil companies, numerous independents, individual proprietors and others. Therefore, competitors may be able to pay more for desirable leases and to evaluate, bid for and purchase a greater number of properties or prospects than the financial or personnel resources of the Company will permit.

Dependence Upon Key Personnel

         The Company is substantially dependent upon three key individuals within its management, Gary C. Evans, Matthew C. Lutz and Richard R. Frazier, all of whom were executives of Hunter Resources, Inc. prior to the Magnum Hunter Combination (as defined). The loss of the services of any one of these individuals could have a material adverse impact upon the Company.

Dilution

         Assuming exercise of all outstanding warrants, an exercising warrantholder will experience immediate and substantial dilution of $2.77 per share or approximately 50.36% from the $5.50 exercise price per share. See "Dilution".

Shares Eligible for Future Sale; Absence of Dividends

         The Company is authorized to issue up to 50,000,000 shares of Common Stock. As of May 31, 1997, 13,608,098 shares were issued and outstanding, and 4,062,330 shares were reserved for issuance upon the conversion of shares of the Company's 1996 Series A Convertible Preferred Stock and upon the exercise of certain outstanding warrants and options. The issuance of additional shares of Common Stock pursuant to such conversion rights and outstanding warrants and options would reduce the proportionate ownership and voting rights of the Common Stock then outstanding. The Company's existing management or their affiliates own 2,741,801 shares of Common Stock that may in the future be sold in compliance with Rule 144 adopted under the Securities Act. Moreover, the agreement relating to the Company's 1996 Series A Convertible Preferred Stock requires the Company to raise an aggregate of $15 million in additional equity by December 31, 1997, or the Company will be required to redeem 333,333 shares of the Company's 1996 Series A Convertible Preferred Stock on June 30 of each of the years 2006, 2007 and 2008. In addition, the New Credit Facility contains a Debt to Capitalization Ratio covenant requiring the Company to reduce such ratio from approximately 0.84 on a pro forma basis at December 31, 1996 to 0.75 by March 31, 1998 and 0.70 by September 30, 1998. As a result, the Company is currently evaluating the possibility of undertaking an equity-related financing, among other alternatives, prior to such dates to reduce its overall indebtedness subsequent to the Permian Basin Acquisition. The possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing and future market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities in the future.

         The Company has not previously paid any cash dividends on the Common Stock and does not anticipate paying dividends on the Common Stock in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Company's business. In addition, the

Company is not permitted to pay any dividends on the Common Stock unless and until all dividend rights on outstanding Preferred Stock have been satisfied. The New Credit Facility restricts the payment of cash dividends.

Preferred Stock; Anti-takeover Provisions

         The Common Stock is subordinate to all outstanding classes of Preferred Stock of the Company in the payment of dividends and other distributions made with respect to the stock, including distributions upon liquidation or dissolution of the Company. The Board of Directors of the Company is authorized to issue up to 10,000,000 shares of Preferred Stock without first obtaining stockholder approval except in limited circumstances. The Company has previously issued several series of Preferred Stock, although only the Series A Preferred Stock and the 1996 Series A Convertible Preferred Stock are currently outstanding. The holders of the Company's 1996 Series A Convertible Preferred Stock currently have the right to appoint one additional member to the Board of Directors and upon certain circumstances, up to 75% of the Board. The designation and issuance of other series of Preferred Stock will create additional securities that will have dividend and liquidation preferences over the Common Stock or, in the case of convertible preferred stock, may have the effect of diluting the current stockholders' interest in the Company upon conversion.

         The Company's Articles of Incorporation and Bylaws include certain provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include authorized "blank check" Preferred Stock, and the availability of authorized but unissued Common Stock. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company without further stockholder action and may adversely affect the rights and powers, including voting rights, of the holders of Common Stock. In certain circumstances the issuance of Preferred Stock could depress the market price of the Common Stock. In addition, a change of control covenant in the New Credit Facility could have the effect of discouraging a takeover of the Company by making such an attempt potentially more expensive.

                                   THE COMPANY

         Magnum Hunter Resources, Inc. is an independent energy company engaged in the exploitation and development, acquisition, exploration and operation of oil and natural gas properties with a focus on Texas, Oklahoma and New Mexico. In December 1995, Magnum Petroleum, Inc. and Hunter Resources, Inc. ("Hunter") combined their oil and natural gas reserves and other assets (the "Magnum Hunter Combination"), whereby the management of Hunter assumed operating control of the Company. The new management implemented a business strategy emphasizing acquisitions of long-lived proved reserves with significant exploitation and development opportunities where the Company generally can control operations of the properties. As part of this strategy, in June 1996 the Company acquired from a subsidiary of Burlington Resources, Inc. ("Burlington") property interests located in the Texas Panhandle and western Oklahoma (the "Panoma Properties") for $34.7 million. Additionally, in April 1997, the Company acquired from Burlington property interests located in west Texas and southeast New Mexico (the "Permian Basin Properties") for a net purchase price of $133.0 million. While the Company is considering further acquisitions and, to a lesser extent, plans to pursue selected exploratory drilling opportunities, the Company primarily intends to focus its efforts on the substantial inventory of exploitation and development opportunities arising from the acquisitions.

         The Company is a holding company that operates through three primary subsidiaries: (i) Gruy Petroleum Management Company, which conducts the Company's operations; (ii) Magnum Hunter Production, Inc., which owns the Company's oil and natural gas assets; and (iii) Hunter Gas Gathering, Inc., which owns the Company's gas gathering and processing facilities.

         On a pro forma basis at December 31, 1996, the Company had an interest in 2,581 wells and had estimated proved reserves of 314.2 Bcfe with an SEC PV-10 of $408.0 million. As adjusted to use market prices in effect on March 31, 1997, the proved reserves were 300.5 Bcfe with an SEC PV-10 of $224.8 million on a pro forma basis at December 31, 1996. Approximately 68% of these reserves were classified as proved developed producing reserves and 86% were attributable to both the Panoma Properties and the Permian Basin Properties. On a pro forma basis at December 31, 1996, the Company's proved reserves had an estimated reserve life of 14.6 years and were 61% natural gas. The Company serves as operator for approximately 71% of its properties. Additionally, the Company owns over 500 miles of gas gathering systems and a 50% interest in a gas processing plant that is connected to the gas gathering system purchased with the Panoma Properties. In 1996, on a pro forma basis, the Company had revenues of $63.6 million.

         Beginning with the Magnum Hunter Combination in December 1995, the Company has made nine acquisitions for an aggregate net purchase price of $185.4 million. This strategy has added approximately 305.6 Bcfe of reserves (determined as of the respective times of their acquisition) at an average cost of $0.61 per Mcfe, as well as a 427 mile gas gathering system and a 50% interest in a gas processing plant.

                               RECENT DEVELOPMENTS

         The Permian Basin Acquisition

         On April 30, 1997, the Company acquired the Permian Basin Properties from Burlington effective as of January 1, 1997 (the "Permian Basin Acquisition"). The Permian Basin Properties consist of 47 field areas in west Texas and southeast New Mexico. The net purchase price was $133.0 million after adjustments of $10.5 million for estimated production cash flow from January 1, 1997 to the closing date and other minor adjustments. The Permian Basin Properties include 1,852 producing oil and natural gas wells on approximately 113,810 gross acres (82,175 net acres), which the Company believes have significant additional exploitation, development and exploration opportunities. Approximately 66% of the wells acquired are operated by the Company. Among other opportunities, the Company has identified approximately 250 drilling locations, including production and injection wells, to further develop an existing waterflood in the Westbrook Field in Mitchell County, Texas. The proposed waterflood project is estimated to cost approximately $38.1 million over a four-year period.

         According to Ryder Scott Co., independent petroleum engineers engaged by the Company to evaluate the Permian Basin Properties, the proved reserves attributable to the Permian Basin Properties as of December 31, 1996 aggregated
191.6 Bcfe with an SEC PV-10 of $243.3 million, including 60.4 Bcfe of proved undeveloped reserves. At December 31, 1996, on a pro forma basis, the Permian Basin Acquisition increased the Company's proved reserves to 314.2 Bcfe with an SEC PV-10 of $408.0 million as compared to proved reserves of 122.6 Bcfe with an SEC PV-10 of $164.8 on a historical basis at December 31, 1996. As adjusted to use market prices in effect on March 31, 1997, the proved reserves attributable to the Permian Basin Properties as of December 31, 1996 aggregated 181.6 Bcfe with an SEC PV-10 of $139.6 million, including 60.3 Bcfe of proved undeveloped reserves.

         Recent Financings

         The Company financed the acquisition of the Permian Basin Properties with a new $130.0 million credit facility (the "New Credit Facility") and a senior subordinated credit facility of $60.0 million (the "Term Loan Facility"). Borrowings of $119.5 million under the New Credit Facility and $60.0 million under the Term Loan Facility were used to pay the $123.0 million balance of the $133.0 million net purchase price for the Permian Basin Properties, to repay the $53.7 million in outstanding indebtedness as of April 30, 1997 under the Company's previous $100.0 million credit facility and to pay the costs associated with the Permian Basin Acquisition and the related financings.

         On May 28, 1997, the Company completed an offering of $140,000,000 aggregate principal amount of its 10% Senior Notes due 2007 (the "Notes"). Interest on the Notes will accrue from their date of original issuance and will be payable semi-annually in arrears on June 1 and December 1 of each year, commencing on December 1, 1997, at the rate of 10% per annum. The Notes will be redeemable, in whole or in part, at the option of the Company on or after June 1, 2002, at the redemption prices set forth herein, plus accrued interest to the date of redemption. The Notes will be general unsecured obligations of the
Company and will rank pari passu with any unsubordinated indebtedness of the Company and will rank senior in right of payment to all subordinated obligations of the Company. The net proceeds from the offering were approximately $135.5 million after deducting estimated fees and expenses of $4.5 million payable by the Company. The Company utilized the net proceeds to repay the $60.0 million of outstanding indebtedness under the Term Loan Facility and to reduce indebtedness under the New Credit Facility by approximately $75.5 million. As of May 31, 1997, the Company had approximately $46.5 million of secured indebtedness outstanding (excluding unused commitments of $13.5 million under the New Credit Facility).

         McLean Plant Acquisition

         In January 1997, the Company acquired for $2.5 million a 50% ownership interest in the McLean gas processing plant (the "McLean Gas Plant"), which currently processes 100% of the natural gas produced from the Panoma Properties. The Company receives 100% of the net profits from the McLean Gas Plant until it recoups the $2.5 million purchase price, after which time it will receive 50% of the net profits.

                                    DILUTION

         For the purposes hereof, dilution represents the difference between the exercise price ($5.50) for the Warrants and the pro forma net tangible book value per share immediately after the assumed exercise of all Warrants. Pro forma net tangible book value per share is determined by dividing the total number of outstanding shares of Common Stock into the difference between total tangible assets less total liabilities.

         At March 31, 1997, the Company's net tangible book value per share of Common Stock was $2.55 per share. After giving effect to the exercise of all outstanding Warrants, the pro forma net tangible book value at March 31, 1997, would have been $2.73 per share, representing an immediate dilution per share to exercising Warrantholders of $2.77 in the net tangible book value per share of their Common Stock, while existing stockholders will benefit from an immediate increase in the net tangible book value of their shares of Common Stock of $0.18 per share. The following table illustrates the foregoing effects:

Exercise price . . . . . . . . . . . . . . . . . . . . . . .  $ 5.50
  Net tangible book value per share
  before exercise of Warrants . . . . . . . . . . . . . . . . $ 2.55
  Increase in net tangible book value
  per share attributable to exercise of Warrants .  . . . . .   0.18
Pro forma net tangible book value per share
after exercise of Warrants . . . . . . . . . . . . . . . . . .  2.73
Dilution of net tangible book value to exercising
Warrantholders . . . . . . . . . . . . . . . . . . . . . . . .$ 2.77


                                 USE OF PROCEEDS

         Holders of the Warrants are not obligated to exercise their Warrants and there can be no assurance that Warrantholders will choose to exercise all or any of the Warrants. The net proceeds from the Offering are estimated to be approximately $4.69 million after deducting estimated fees and expenses of $10,000 payable by the Company. The Company plans to utilize the net proceeds to reduce indebtedness under the New Credit Facility.

         At May 31, 1997, the Company's outstanding indebtedness under the New Credit Facility was $46.5 million. The indebtedness under the New Credit Facility was incurred to partially (i) pay the net purchase price in the Permian Basin Acquisition, (ii) repay the approximately $53.7 million outstanding indebtedness under the Company's previous credit facility as of April 30, 1997, and (iii) pay the costs associated with the Permian Basin Acquisition and the related financings. The New Credit Facility currently bears interest at 7.475% per annum. The unpaid principal amount under the New Credit Facility matures on April 30, 2002.

                PRICE RANGE FOR COMMON STOCK AND DIVIDEND POLICY

         The Company's Common Stock and Warrants have been listed on the American Stock Exchange since March 8, 1996. The trading symbol for the Company's Common Stock and Warrants was changed from MPM and MPM.WS, respectively to MHR and MHR.WS, respectively, to reflect the Company's name change from Magnum Petroleum, Inc. to Magnum Hunter Resources, Inc. Prior to March 8, 1996, the Common Stock and Warrants of the Company had been listed on the American Stock Exchange Emerging Company Marketplace. The following tables sets forth, for each calendar quarter during the last two fiscal years and for the first quarter of 1997, the high and low closing sales prices for the Company's Common Stock and Warrants.

                                               Common Stock                                Warrants

                  Quarter Ended               High              Low               High              Low

                  March 31, 1995             $ 5               $ 2 7/8            $ 1              $ 5/16
                  June 30, 1995                4 11/16           3 3/8                3/4            1/4
                  September 30, 1995           4 3/4             3 5/16               11/16         7/16
                  December 31, 1995            4 1/4             2 3/4                1             5/16

                  March 31, 1996               3 11/16           2 5/8                5/8           1/4
                  June 30, 1996                4 3/4             3                  1 5/8           1/2
                  September 30, 1996           4 7/8             3 1/2              1 3/8          13/16
                  December 31, 1996            5 1/4             4 1/8              2             1 1/4

                  March 31, 1997               6 15/16           4                  2             1 1/4
                  April 1, 1997 through
                  June 27, 1997             $  6  5/16        $  4 7/8            $ 1 3/8       $ 1 1/8

         On June 27, 1997, as reported by the AMEX, the last sale price of the Common Stock was $6.0625 per share, and the last sale price of the Warrants on the AMEX was $1.25 per share.

         As of June 27, 1997, there were approximately 3,724 record holders of the Company's Common Stock and 18 record holders of the Company's Warrants.

         The Company has not previously paid any cash dividends on common stock and does not anticipate or contemplate paying dividends on common stock in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Company's business. In addition, the Company may not pay any dividends on common equity unless and until all dividend rights on outstanding preferred stock have been satisfied. The only other restrictions that limit the ability to pay dividends on common equity or that are likely to do so in the future, are those restrictions imposed by law or by the Company's line of credit agreement. Specifically, no dividends on any stock are allowed under the line of credit agreement other than on the 1996 Series A Preferred Stock. The Company is currently in compliance with all covenants contained in the line of credit agreement. Under Nevada corporate law, no dividends or other distributions may be made which would render the Company insolvent or reduce assets to less than the sum of its liabilities plus the amount needed to satisfy outstanding liquidation preferences.

                              PLAN OF DISTRIBUTION

         This amended Prospectus and the registration statement of which it is a part relate to the offer and sale of 854,176 shares of Common Stock of the Company underlying the Warrants. This offering will be managed by the Company. In connection therewith, the Company will pay the costs of preparing, mailing and distributing this Prospectus to the holders of the Warrants. Brokers, nominees, fiduciaries and other custodians will be requested to forward copies of this Prospectus to the beneficial owners of securities held of record by them, and such custodians will be reimbursed for their expenses.

         The Warrants may be exercised in whole or in part by presentation of the Warrant Certificate, with the Purchase Form on the reverse side thereof filled out and signed at the bottom thereof, together with payment of the Exercise Price and any applicable taxes at the office of Securities Transfer Corporation, 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248. Payment of the Exercise Price shall be made in lawful money of the United States of America in cash or by cashier's or certified check payable to the order of "Magnum Hunter Resources, Inc. Warrant Exercise Account." All holders of Warrants will be given an independent right to exercise their Warrants. If, as and when properly completed and duly executed notices are received by the Warrant Agent, together with Certificates being surrendered and full payment of the Exercise Price in cleared funds, the checks or other funds will be delivered to the Company and the Transfer Agent and/or Warrant Agent will promptly issue certificates for the underlying Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

Common Stock

         The Company is presently authorized to issue 50,000,000 shares of Common Stock, par value $.002, of which 13,608,098 shares were issued and outstanding at May 31, 1997. The holders of Common Stock are entitled to equal dividends and distributions, per share, with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of Common Stock has a preemptive right to subscribe for any securities of the Company nor are any shares of Common Stock subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred shareholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of Common Stock. All shares of Common Stock now outstanding are fully paid, validly issued and non-assessable. Holders of the Common Stock do not have cumulative voting rights, so that holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors. At May 31, 1997, there were reserved for issuance (i) 1,182,676 shares of Common Stock issuable upon exercise of various outstanding warrants; (ii) 1,177,527 shares of Common Stock issuable upon exercise of options held by management; and (iii) 1,702,127 shares of Common Stock issuable upon conversion of the TCW Preferred Stock.

Preferred Stock

         Under the Company's Articles of Incorporation, as amended, the Board of Directors has the power, generally without further action by the holders of the Common Stock, to designate the relative rights and preferences of the Preferred Stock, par value $.001 (the "Preferred Stock") and issue the Preferred Stock in one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the Common Stock or other series of Preferred Stock. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company without further shareholder action and may adversely affect the rights and powers, including voting rights, of the holders of Common Stock. In certain circumstances, the issuance of Preferred Stock could depress the market price of the Common Stock. The Board of Directors effects a designation of each series of Preferred Stock by filing with the Nevada Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Nevada Secretary of State, or copies thereof may be obtained from the Company.

         The Board of Directors designated a Series A Preferred Stock in May 1993 and subsequently issued 216,000 shares of such series, of which 80,000 shares are presently outstanding. The Board of Directors also previously designated a Series B Preferred Stock and issued 248,500 shares of such series, and a Series C Preferred Stock and issued 625,000 shares of such series. No shares of either the Series B or Series C Preferred Stock are currently outstanding. All the shares of Series B and Series C Preferred Stock have either been converted into Common Stock or redeemed. The Board of Directors designated a 1996 Series A Convertible Preferred Stock (the "TCW Preferred Stock") and issued 1,000,000 shares of such series in December 1996. See "--TCW Preferred Stock."

         Series A Preferred Stock

         There are presently 80,000 shares of Series A Preferred Stock outstanding, which are entitled to an aggregate dividend in the total amount of $7.50 per share, payable only from the allocation of 50% of the net operating revenue received by the working interest owners in the West Dilley Prospect and between 50% and 60% of the net operating revenue in excess of $500,000 received by the working interest owners in the Hope Prospect. The Company owns 90% of the working interest in such prospects. The dividend is cumulative to the extent accrued but not paid. To date, no dividends have accrued or been paid on the Series A Preferred Stock because the revenues generated from such prospect, which are allocable to the working interests, have not exceeded the associated costs, so no net operating revenue has yet been generated that could be allocated to the payment of such dividends. The shares of Series A Preferred Stock have a liquidation preference on the liquidation proceeds from the Company's interest in the West Dilley Prospect and the Hope Prospect. The Company has not yet paid and does not anticipate paying any dividends on the Series A Preferred Stock because the wells located in the West Dilley Prospect and the Hope Prospect from which the dividends are required to be paid are plugged and abandoned. The Company has agreed with TCW to use its best efforts to negotiate with the holders of the Series A Preferred Stock for the repurchase of their shares by June 30, 1997.

         TCW Preferred Stock

         In December 1996, the Company issued 1,000,000 shares of its TCW Preferred Stock in a private placement with Trust Company of the West, as trustee, custodian or agent for certain institutional investors, TCW Asset Management Company, as agent for certain institutional investors, TCW Debt and Royalty Fund IVB and TCW Debt and Royalty Fund IVC (collectively, "TCW"). Holders of such shares are entitled to receive when, as and if declared by the Board of Directors out of funds legally available for the purpose, cumulative dividends at a quarterly rate of $.21875 per share, commencing December 31, 1996. Dividends on the TCW Preferred Stock cumulate from the date of original issue of the TCW Preferred Stock, and accumulations of dividends bear interest at 8.75% per annum. Such dividends are normally to be paid in cash, but the holders of the TCW Preferred Stock can require the Company to pay accumulated dividends in tradeable shares of Common Stock if dividends are not declared or paid within certain time limitations. If the holders make such a demand, the Company is obligated to file a "shelf" registration statement with respect to such shares. The use of proceeds from the sale of the TCW Preferred Stock is limited to development of proved undeveloped properties, working capital and/or a reduction of any indebtedness outstanding under its credit facilities.

         The shares are convertible into shares of Common Stock at a conversion price of $5.875 per share (subject to various adjustments). Beginning in December 1998, the Company has an option, if certain conditions are satisfied, to exchange shares of the TCW Preferred Stock into convertible subordinated debentures of equivalent value or into shares of Common Stock. In the event that the Company has not received before December 31, 1997 at least $15 million of net cash proceeds from the issuance and sale by the Company of Common Stock which was not issued and outstanding at the time of the first issuance of the TCW Preferred Stock, (i) the conversion price is reduced to the lower of $4.875 per share or that price which is 25% above certain trailing average prices for the Common Stock and (ii) the Company is required to redeem 333,333 shares of the TCW Preferred Stock on June 30 of each of the years 2006, 2007 and 2008. The holders also have the right to require the Company to redeem all or any part of the 1996 Series A Preferred Stock upon certain sales of all or substantially all of the Company's assets or upon changes in control.

         The holders of the TCW Preferred Stock are entitled, on all matters submitted for a vote of the holders of shares of Common Stock, whether pursuant to law or otherwise, to a number of votes per share of the TCW Preferred Stock equal to the number of shares of Common Stock issuable upon conversion of one share of the TCW Preferred Stock on the date of such vote, and on all such matters such holders vote together as one class with the holders of Common Stock and the holders of all other shares of stock entitled to vote with the holders of Common Stock on such matters. The holders of the TCW Preferred Stock have the right, as a class, to elect at least one member of the Board of Directors of the Company. Upon certain special events, the holders of the TCW Preferred Stock will have the right, voting separately from all other classes and series, to elect a total of 75% of the directors of the Company either through call of a special meeting of the shareholders of the Company or at the annual meeting to elect directors. Such special events ("Voting Events") include but are not limited to (i) failure by the Company to redeem the TCW Preferred Stock when such redemption is required, (ii) certain events causing any debt or security of the Company or any of its subsidiaries to become due prior to its stated maturity or prior to its regularly scheduled payment (if, except for the Company's senior bank or other credit facility, such debt exceeds $3 million; and if the Company is given notice of the acceleration), (iii) bankruptcy of the Company, (iv) dissolution of the Company and (v) breach by the Company of any terms regarding the TCW Preferred Stock in the TCW Stock Purchase Agreement or Certificate of Designation. If the average closing price of the Company's Common Stock is below certain levels after January 1, 1999, the occurrence of a Voting Event will give the holders of the TCW Preferred Stock the right, voting separately from all other classes and series, to elect one additional director of the Company every 60 days (or every 45 days, if the Board of Directors increases above seven persons, excluding persons appointed by such holders) until the Voting Event no longer remains outstanding.

         So long as any TCW Preferred Stock is outstanding, the Company cannot, without the affirmative vote of all of the holders of the outstanding shares of TCW Preferred Stock, voting separately as a class, amend or repeal any provision of the Articles of Incorporation which affect the dividend rate, liquidation amount, liquidation preference, conversion price, dividend and liquidation priority, voting rights, or mandatory redemption rights and terms of the TCW Preferred Stock. Unless the vote or consent of the holders of a greater number of shares is then required by law or as provided in the immediately preceding sentence, and so long as any shares of the TCW Preferred Stock are outstanding, the Company cannot, without the affirmative vote or consent of the holders of at least 70% of the outstanding shares of TCW Preferred Stock, voting as a separate class: (i) amend or repeal any provision of, or add any provision to, the Company's Articles of Incorporation which affect the other rights, powers, preferences or terms of the TCW Preferred Stock; (ii) consolidate or merge with or into any other corporation where (1) the Company is not the surviving corporation or (2) the Company issues to any person as consideration in respect of such consolidation or merger any capital stock of the Company representing
50% or more of the Company's outstanding capital stock prior to such consolidation or merger; (iii) sell, transfer or convey all or substantially all of the assets of the Company, or dissolve or liquidate the Company; (iv) reclassify any Common Stock into shares having any preference or priority as to the payment of dividends or the distribution of assets superior to or on a parity with any such preference or priority of the 1996 Series A Preferred Stock; (v) declare or pay any divided, or make any distribution, or purchase, redeem or otherwise acquire for value any capital stock or other interest in the Company outstanding on or after first issuance of the 1996 Series A Preferred Stock, or make any other distribution of its assets, to the holders of any stock junior to the 1996 Series A Preferred Stock, unless (i) no Voting Events have occurred and are continuing immediately prior to and after such distributions, and (ii) all accumulated dividends with respect to the 1996 Series A Preferred Stock have been paid in full immediately prior to such distribution; or (vi) amend or otherwise modify in any material respect the Company's Development Plan furnished pursuant to the Stock Purchase Agreement relating to the TCW Preferred Stock.

         Upon the request of at least 51% of the outstanding TCW Preferred Stock and the Common Stock issuable upon conversion or redemption of the TCW Preferred Stock and in payment of dividends on the TCW Preferred Stock (collectively, the "Conversion Shares"), the Company has the obligation to register the Conversion Shares under the Securities Act (subject to certain limitations). The holders of the TCW Preferred Stock are entitled to require two effective registration statements pursuant to their demand registration rights. If the Company proposes to register any of its securities under the Securities Act, the Company has the obligation (subject to certain limitations and exceptions) to give written notice to the holders of outstanding TCW Preferred Stock and Conversion Shares of its intention to do so. Upon the written request of a holder or holders of any such TCW Preferred Stock and Conversion Shares given within 30 days after receipt of any such notice, the Company has an obligation to use its best efforts to cause all Conversion Shares, the holders of which have requested registration thereof, to be registered under the Securities Act. The Company has promised to indemnify (i) the holders of common stock registered pursuant to the foregoing registration rights provisions and (ii) the underwriters of such registered offerings for any losses arising from any misstatement or omission in any offering materials related to such registered offerings.

         Pursuant to the provisions of the TCW Preferred Stock, the Company has agreed (i) not to effect any public or private sale or distribution of its equity securities, subject to certain exceptions and (ii) to cause each holder of its privately-placed equity securities purchased from the Company at any time after the date of the TCW Stock Purchase Agreement to agree not to effect any public sale or distribution of any such securities, including a sale pursuant to Rule 144 under the Securities Act (except as part of a permitted underwritten registration). Currently, the conversion of the Notes into Common Stock and the resale of such Notes and Common Stock is restricted by this provision. However, the Company has obtained a waiver of this provision from TCW in connection with this Offering.

Warrants

         Public Warrants

         In November 1993, the Company issued warrants in a public offering (the "Warrants"). Each Warrant represents the right to purchase three shares of Common Stock at an initial exercise price of $5.50 per share and is redeemable at $0.02 per share. The exercise price and the number of shares issuable upon exercise of the Warrants are subject to adjustment in certain events, including the issuance of Common Stock as a dividend on shares of Common Stock, subdivisions or combinations of the Common Stock or similar events. Except as stated in the preceding sentence, the Warrants do not contain provisions protecting against dilution resulting from the sale of additional shares of Common Stock for less than the exercise price of the Warrants or the current market price of the Company's securities.

         The Warrants are exercisable until November 12, 1998. Holders of Warrants may exercise their Warrants for the purchase of shares of Common Stock only if a current prospectus relating to such shares is then in effect and only if such shares are qualified for sale, or deemed to be exempt from qualifications, under applicable state securities law. The Company will use its best efforts to maintain a current prospectus relating to such shares of Common Stock at all times when the market price of the Common Stock exceeds the exercise price of the Warrants until the expiration date of the Warrants, although there can be no assurance that the Company will be able to do so. Regardless of whether a current prospectus was in effect or not, the outstanding Warrants have been redeemable, in whole or in part, at the option of the Company, upon not fewer than 30 days notice, at a redemption price equal to $0.02 per Warrant since November 12, 1995. The Company may therefore consider in the future calling the Warrants for redemption since the

Warrants are presently exercisable for Common Stock, assuming a current prospectus is in effect, at an exercise price of $5.50 per share. In the event the Company calls for the redemption of the Warrants at a time when a current prospectus is not in effect (which the Company does not expect to do), Warrant Holders would have no opportunity to exercise their Warrants, and would be compelled to accept the redemption price of $0.02 per Warrant. If the Company should call for the redemption of the Warrants when a current prospectus is in effect, Warrant Holders will have a minimum of 30 days in which to decide whether to exercise their Warrants, after which they will have to accept the redemption price.

         Holders of Warrants will be entitled to notice in the event of (a) the granting by the Company to all Holders of its Common Stock of rights to purchase any share of capital stock or any other rights or (b) any reclassification of the Common Stock, any consolidation of the Company with, or merger of the Company into any other person or merger of any other person into the Company (other than a merger that does not result in any reclassification, conversion, exchange or cancellation of any outstanding shares of Common Stock), or any sale or transfer of all or substantially all of the assets of the Company.

         The Company has reserved from its authorized but unissued shares a sufficient number of shares of Common Stock for issuance upon exercise of the Warrants. During the period in which a Warrant is exercisable, exercise of such Warrant may be effected by delivery of the Warrant, duly endorsed for exercise and accompanied by payment of the exercise price and any applicable taxes or governmental charges, to the Warrant Agent. The shares of Common Stock issuable on exercise of the Warrant will be, when issued in accordance with the Warrants, fully paid and non-assessable.

         For the life of the Warrants, the Holders thereof have the opportunity to profit from a rise in the market for the Company's Common Stock, with a resulting dilution in the interest of all other shareholders. So long as the Warrants are outstanding, the terms on which the Company could obtain additional capital may be adversely affected. The Holders of such Warrants might be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided for by such Warrants.

         Except as described above, the Holders of the Warrants have no rights as shareholders of the Company until they exercise their Warrants.

         Miscellaneous Outstanding Warrants

         In October 1995, as part of a property acquisition, the Company granted Whitestone Industries, Inc. warrants to purchase (i) 25,000 shares of Common Stock for $4.50 per share, and (ii) 25,000 shares of Common Stock for $4.00 per share. These warrants expire on October 16, 1997 and are subject to adjustment upon certain reclassifications of the shares of Common Stock underlying the warrants.

         Between December 1995 and January 1997, the Company issued warrants exercisable for an aggregate of 203,500 shares of Common Stock at exercise prices ranging from $3.00 to $4.50 per share. These warrants, which expire between June 1997 and January 1999, were issued in exchange for certain services rendered. With respect to one such issuance of these warrants, which are exercisable through June 30, 1997 for 100,000 shares of Common Stock, the Company has agreed that if the price of the Common Stock is at least $4.125 for ten consecutive days during the period from September 1996 to June 30, 1997, the Company will use its best efforts to file a registration statement with the Commission covering such warrants and the underlying Common Stock prior to June 30, 1997, and to cause the registration statement to be declared effective. If the Company has filed such a registration statement before June 30,

1997 but it has not been declared effective by that date, the exercise period will automatically be extended to 30 days after the effective date (but in no event later than June 30, 1998).

         In October 1996, the Company granted American Founders Life Insurance Company warrants to purchase 75,000 shares of Common Stock for prices ranging from $5.18 to $6.13 per share (25,000 at $5.18, 25,000 at $5.65 and 25,000 at
$6.13) as part of a production payment financing. These warrants expire between October 31, 1999 and October 31, 2001, depending upon the balance of a certain investment. The warrants are subject to adjustment upon certain reclassifications of the shares of Common Stock underlying the warrants.

Registration Rights

         Certain holders of the Company's securities have been granted registration rights for their Common Stock. These include (i) certain piggyback and demand registration rights held by the holders of the TCW Preferred Stock,
(ii) registration rights held by holders of warrants issued on December 19, 1993 pursuant to the Company's initial public offering, (iii) piggyback registration rights on shares received upon exercising a warrant issued to Research Works, Inc. on January 16, 1996 and (iv) demand registration rights held by holders of warrants exercisable through June 30, 1997, provided that the price of the Common Stock is at least $4.125 for 10 consecutive trading days during the period from September, 1996 to June 30, 1997.

Transfer Agent

         Securities Transfer Corporation of Dallas, Texas is the transfer agent and registrar for the Common Stock and the Warrants.

Indemnification

         The General Corporation Law of Nevada permits provisions in the articles, by-laws or resolutions approved by shareholders which limit liability of directors for breach of fiduciary duty of certain specified circumstances. The Articles of Incorporation, with certain exceptions, eliminate any personal liability of a director to the Company or its shareholders for monetary damages for the breach of a director's fiduciary duty, and therefore a director cannot be held liable for damages to the Company or its shareholders for gross negligence or lack of due care in carrying out his fiduciary duties as a director. Nevada law permits indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. A director or officer must be indemnified as to any matter in which he successfully defends himself. Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                  LEGAL MATTERS

         Certain legal matters with respect to the legality of the Shares offered hereby will be passed upon for the Company by Morgan F. Johnston, Vice-President, General Counsel and Secretary to the Company.

                             INDEPENDENT ACCOUNTANTS

     The financial statements incorporated in this Prospectus by reference from the the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The audited financial statements of the Company as of December 31, 1995 and for the year then ended, incorporated by reference in this Prospectus, have been so incorporated in reliance on the report of Hein + Associates LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting. The change in accountants from Hein + Associates LLP to Deloitte & Touche LLP was effective for fiscal 1996 and was not due to any disagreements between the Company and Hein + Associates LLP.

     The audits of the historical summaries of revenues and direct operating expenses of the Properties acquired April 30, 1997 and the Properties acquired June 28, 1996 for the years ended December 31, 1996 and 1995 and the years ended December 31, 1994 and 1995, respectively have been audited by Hein + Associates LLP, independent certified public accountants, as stated in their reports which are included and incorporated by reference herein.

                                     EXPERTS

         The reference to the report of Gaffney, Cline & Associates Inc., independent petroleum consultants, incorporated by reference in this Prospectus, have been so incorporated in reliance on the report of Gaffney, Cline & Associates, Inc. estimating the Proved Reserves, future net cash flows from such Proved Reserves and the SEC PV-10 of such estimated future net cash flows for the Company's properties (other than certain west Texas properties) as of December 31, 1996 and is made in reliance upon the authority of such firm as experts with respect to such matters.

         The reference to the report of Glenn Harrison Petroleum Consultants, Inc., independent petroleum consultants, incorporated by reference in this Prospectus, have been so incorporated in reliance on the report of Glenn Harrison Petroleum Consultants, Inc., estimating the Company's proved reserves, future net cash flows from such proved reserves and the SEC PV-10 of such estimated future net cash flows for certain west Texas properties as of December 31, 1996 and is made in reliance upon the authority of such firm as experts with respect to such matters.

         The reference to the reports of James J. Weisman, Jr., an independent petroleum engineer, incorporated by reference in this Prospectus, have been so incorporated in reliance on the report of James J. Weisman, auditing the Company's estimates of its proved reserves, the estimated future net cash flows from such proved reserves, and the SEC PV-10 of such estimated future net cash flows as of December 31, 1995 and is made in reliance upon the authority of such individual as an expert with respect to such matters.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

No  dealer, salesman  or any other person  has  been
authorized  to give any  information  or to make any
representation  other than  those contained in  this
Prospectus in  connection  with the  offering herein
contained,  and if  given or  made, such information
or representation  must not be relied upon as having
been authorized by the Company. This Prospectus does
not constitute  an  offer to sell any security other
than  the registered securities to which it relates,       PROSPECTUS
or an  offer to or solicitation of any person in any
jurisdiction in  which  such  offer  or solicitation
would be  unlawful.  Neither  the delivery  of  this
Prospectus nor any sale  made hereunder shall, under
any circumstance,  create  an implication that there
has been no  change in  the facts  herein  set forth
since the date hereof.
     -----------------------------------

   TABLE OF CONTENTS

                                           Page
Available Information                        2
Incorporation of Certain                     2
   Information by Reference
The Offering                                 3
Risk Factors                                 4     MAGNUM HUNTER RESOURCES, INC.
The Company                                 12
Recent Developments                         12
Dilution                                    14           854,176 Shares
Use of Proceeds                             14
Price Range of Common Stock                 15           Common Stock
Plan of Distribution                        16
Description of Capital Stock                17      Underlying Common Stock
Legal Matters                               23
Independent Accountants                     23         Purchase Warrants
Experts                                     23
Disclosure of Commission Position           24
  On Indemnification for
  Securities Act Liabilities
---------------------------------------



                                                    JULY   , 1997

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.          Other Expenses Of Issuance and Distribution

                  The following table sets forth the estimated expenses, in connection with the offering described in this Registration Statement.

                                                                     Total

                  SEC Filing Fee                                  $ *
                  Accounting Fees and Expenses                    $ 5,000.00
                  Legal Fees and Expenses                         $ 5,000.00
                  Miscellaneous                                   $ 3,000.00

                  Total                                           $13,000.00

ITEM 15.          Indemnification of Directors and Officers.

                  The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

(a) Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

         1. A corporation may indemnify any person who was or is a party or is threatened to be made party to any threatened, pending or completed actions, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had proceeding, he had reasonable cause to believe that his conduct was unlawful.

         2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorney's fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amount paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in the defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense.

         4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. That determination must be made:

         (a)      By the shareholders;
         (b) By the board of directors by majority vote or a quorum consisting of directors who were not parties to the act, suit or proceedings;
         (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or
         (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

         5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than director of officers may be entitled under any contract or otherwise by law.

         6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

         (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation of any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

         (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

  (b) The registrant's Articles of Incorporation limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act.

ITEM 16.

Exhibits Index

                                                                                        Sequential
                                                                                        Page Number
Exhibit No.                Document                                                     Or Location

4.1               Articles of Incorporation                                             *
4.2               Articles of Amendment                                                 **
4.3               Articles of Amendment                                                 **
4.4               Articles of Amendment
4.5               Certificate of Designations for                                       ****
                  1996 Series A Convertible Preferred Stock
4.6               Amendment to Certificate of Designations for
                  1996 Series A Convertible Preferred Stock
4.7               By-Laws, as Amended                                                   ***
5.1               Opinion of counsel
23.1              Consent of Deloitte & Touche LLP as
                  Accountants
23.2              Consent of Hein + Associates LLP as
                  Accountants
23.3              Consent of counsel (contained in the opinion filed as Exhibit 5.1)
24.1              Power of attorney (included on the signature page of this
                  Registration Statement)

*                 Incorporated by reference to Registration Statement on Form S-18, File No. 33-30298-D.
**                Incorporated by reference to Form 10-K for the year ended December 31, 1990.
***               Incorporated by reference to Registration Statement on Form SB-2, File No. 33-66190.
****              Incorporated by reference to Form 8-K dated December 23, 1996.

ITEM 17.  Undertakings.

The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;
                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (5) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe its meets all of the requirements for filing Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas on June 30, 1997.

MAGNUM HUNTER RESOURCES, INC.

By: /s/ Gary C. Evans
-----------------------------
Gary C.  Evans, President

                                POWER OF ATTORNEY

         The Company and each person who signature appears below hereby designates and appoints Gary C. Evans and David S. Krueger, and each of them, as its or his attorneys-in-fact (the "Attorneys-in-Fact") with full power to act alone, and to execute in the name of and on behalf of the Company and each person, individually in each capacity stated below, any additional amendments (including post-effective amendments) to this Registration Statement, which amendments may make such changes in this Registration Statement as either Attorney-in-Fact deems appropriate, and to file each such amendment to this Registration Statement together with all exhibits thereto and any and all documents in connection therewith.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                            Title                              Date


/s/ Gary C. Evans
-------------------------                   President, Chief Executive                  June 30, 1997
Gary C.  Evans                              Officer, Chief Financial Officer
                                            and Director

/s/ Matthew C. Lutz
-------------------------                   Chairman and Executive                      June 30, 1997
Matthew C. Lutz                             Vice President of Exploration
                                            and Business Development

/s/ David S. Krueger
-------------------------                   Vice President and                          June 30, 1997
David S. Krueger                            Chief Accounting Officer

/s/ Gerald W. Bolfing
-------------------------                   Director                                    June 30 , 1997
Gerald W. Bolfing

/s/ Oscar C. Lindemann
-------------------------                   Director                                    June 30 , 1997
Oscar C. Lindemann

/s/ John W. Trescot, Jr.
-------------------------                   Director                                    June 30, 1997
John W. Trescot, Jr.

/s/ James E. Upfield
-------------------------                   Director                                    June 30 , 1997
James E. Upfield

                                       30

                                  Exhibit Index

                                                                                       Page Number
Exhibit No.                Document                                                     Or Location

4.4               Articles of Amendment                                                       34
4.6               Amendment to Certificate of Designations for                                36
                  1996 Series A Convertible Preferred Stock
5.1               Opinion of counsel                                                          41
23.1              Consent of Deloitte & Touche LLP as
                  Accountants                                                                 43
23.2              Consent of Hein + Associates LLP as
                  Accountants                                                                 44
23.3              Consent of counsel (contained in the opinion filed as Exhibit 5.1)

                                       31